Exhibit 2.1

STOCK EXCHANGE AGREEMENT

This Stock Exchange Agreement (this “Agreement”) is made and entered into as of 7/3/2026 (the “Effective Date”), by and among Olenox Industries Inc., a Delaware corporation (the “Buyer” or “OLOX”), Dr. Ford Burles, PhD, an individual (“Burles”), Dr. Michael McLaren-Gradinaru, PhD, an individual (“McLaren-Gradinaru”, and collectively with Burles, the “Sellers”, with each of Burles and McLaren-Gradinaru individually, a “Seller”), and Psylinks Neurotech Corp., an Alberta corporation (the “Company”). The Buyer, Sellers, and the Company may hereinafter be individually designated as a “Party” and may be collectively designated as the “Parties”.

RECITALS

WHEREAS, Buyer is a public corporation, currently trading on the Nasdaq stock exchange under the ticker symbol OLOX, and operates as a vertically integrated energy company operating across multiple business lines;

WHEREAS, the Company operates as a neurotechnology and applied intelligence company developing platforms that help people and organizations better understand, measure, and improve systems and cognitive performance, combining neuroscience, multimodal sensing, signal processing, machine learning, AI, and closed-loop feedback to turn complex brain, body, computer, and environmental data into practical insight and adaptive support, working across research, human performance, simulation, defense, industrial, and clinical-adjacent settings, with a broader mission to build technologies that connect real-world data to better decisions, training, and performance outcomes;

WHEREAS, the Sellers collectively hold one hundred percent (100%) of the issued and outstanding securities of the Company;

WHEREAS, the Buyer, the Sellers, and the Company desire to enter into this Agreement, pursuant to which Buyer shall acquire 100% of the issued and outstanding securities of the Company (the “Psylinks Shares”) from the Sellers for a purchase price of $500,000, to be paid via the issuance of restricted shares of common stock of the Buyer (the “Transaction”);

WHEREAS, the Buyer’s board of directors (the “Buyer Board”) and the Company’s board of directors (the “Company Board”) have each, unanimously, (a) determined that this Agreement and the transactions contemplated hereby are in their respective best interests, (b) approved and declared advisable this Agreement and the transactions contemplated thereby, and (c) resolved to recommend adoption of this Agreement; and

WHEREAS, the Parties desire to execute and deliver this Agreement and all related or necessary documentation that may be reasonably required or necessary to complete the Transaction as contemplated by the Parties.

NOW, THEREFORE, in consideration of the mutual covenants and conditions herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

Article 1
DEFINITIONS

1.1	“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena, or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

1.2	“Affiliate” of a Person means, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

1.3	“Agreement” has the meaning set forth in the Recitals.

1.4	“Ancillary Documents” means all other agreements, certificates, promissory notes, and other instruments or documents delivered or given pursuant to this Agreement.

1.5	“Balance Sheet” has the meaning set forth in Section 3.5.

1.6	“Balance Sheet Date” has the meaning set forth in Section 3.5.

1.7	“Benefit Plan” has the meaning set forth in Section 3.19.

1.8	“Business Day” means any day, other than a Saturday, Sunday or statutory or civic holiday in the State of Texas.

1.9	“Charter Documents” has the meaning set forth in Section 3.3.

1.10	“Closing” means the completion of the transaction of purchase and sale of the Psylinks Shares, the payment of the Purchase Price (as hereinafter defined) as contemplated in this Agreement.

1.11	“Closing Date” means , or at such other time or on such other date as the Parties may mutually agree in writing.

1.12	“Code” means the Internal Revenue Code of 1986, as amended.

1.13	“Common Stock” has the meaning set forth in Section 2.2.

1.14	“Company IP Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, permissions and other Contracts (including any right to receive or obligation to pay royalties or any other consideration), whether written or oral, relating to Intellectual Property to which the Company is a party, beneficiary or otherwise bound.

1.15	“Company IP Registrations” means all Owned Intellectual Property that is subject to any issuance registration, application, or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, domain names and copyrights, issued and reissued patents and pending applications for any of the foregoing.

1.16	“Confidential Information” means any information, whether written, electronic, or oral, which the Receiving Party knows or reasonably should know is proprietary, confidential or a trade secret of the Disclosing Party, including any and all technical or business information, specifications formulas, and design information for their products or services, servicing information, customer lists, pricing information, marketing information, policies, procedures, and manuals regarding the Disclosing Party’s distributors or distribution channels, research and development and other proprietary matter relating to their products or services or the business of the Disclosing Party. Notwithstanding the foregoing, Confidential Information shall not include information which:

(a)	becomes generally available to the public through no fault of, or breach by, the Receiving Party of any of its obligations of confidence;

(b)	was known to the Receiving Party prior to receipt from the Disclosing Party on a non-confidential basis and is not subject to another obligation of secrecy and non-use, as documented by written records possessed by the Receiving Party prior to its receipt from the Disclosing Party;

(c)	is independently developed by the Receiving Party prior to the receipt from the Disclosing Party, as documented by competent evidence possessed by the Receiving Party; or

(d)	becomes available to the Receiving Party on a non-confidential basis from a source other than the Disclosing Party that is not under other obligations of confidence.

1.17	“Contract” means any legally binding agreement, contract, lease, license, instrument, commitment, arrangement or undertaking of any nature, whether written or oral.

1.18	“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through ownership of voting securities or other interests, by contract, or otherwise.

1.19	“Direct Claim” has the meaning set forth in Section 8.4.

1.20	“Disclosing Party” means a party, and its Affiliates, including their agents, representatives, consultants, officers, directors, and employees, which delivers, discloses, communicates or makes available to the Receiving Party the Confidential Information of the Disclosing Party, its Affiliates or any embodiment thereof (regardless of whether written, transmitted orally, visually, electronically, or in any other manner, or whether delivered, disclosed, communicated or made available by Disclosing Party prior or subsequent to the date of this Agreement), or on whose behalf such Confidential Information is so delivered, or any party which makes Confidential Information available to the Receiving Party or which grants to the Receiving Party access to Confidential Information.

1.21	“Disclosure Schedules” means the disclosure schedules, attached hereto and made a part hereof, delivered by the Sellers concurrently with the execution and delivery of this Agreement.

1.22	“Effective Date” has the meaning as set forth in the Recitals.

1.23	“Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

1.24	“Financial Statements” has the meaning set forth in Section 3.5.

1.25	“IFRS” means the International Financial Reporting Standards.

1.26	“Governmental Authority” means any governmental, any governmental entity, department, commission, board, agency or instrumentality, and any court, tribunal, or judicial body of competent jurisdiction, in each case whether federal, state, county, provincial, local, or foreign.

1.27	“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, or award entered by or with any Governmental Authority.

1.28	“Indemnified Party” has the meaning set forth in Section 8.2.

1.29	“Indemnifying Party” has the meaning set forth in Section 8.5.

1.30	“Insurance Policy” has the meaning set forth in Section 3.16.

1.31	“Intellectual Property” means all intellectual property rights and assets, and all rights, interests and protections that are associated with, similar to, or required for the exercise of, any of the foregoing, however arising, pursuant to the Laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all: (a) trademarks, service marks, trade names, brand names, logos, trade dress, design rights and other similar designations of source, sponsorship, association or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications and renewals for, any of the foregoing; (b) internet domain names, whether or not trademarks, registered in any top level domain by any authorized private registrar or Governmental Authority, web addresses, web pages, websites and related content, accounts with Twitter, Facebook and other social media companies and the content found thereon and related thereto, and URLs; (c) works of authorship, expressions, designs and design registrations, whether or not copyrightable, including copyrights, author, performer, moral and neighboring rights, and all registrations, applications for registration and renewals of such copyrights; (d) inventions, discoveries, trade secrets, business and technical information and know how, databases, data collections and other confidential and proprietary information and all rights therein; (e) patents (including all reissues, divisionals, provisionals, continuations and continuations in part, re examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Authority issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models); and (f) software and firmware, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other related specifications and documentation.

1.32	“Interim Financial Statements” has the meaning set forth in Section 3.5.

1.33	“Knowledge of Buyer” and phrases of similar import mean, with respect to any matter in question relating to the Buyer, the actual, conscious knowledge of Buyer.

1.34	“Knowledge of Seller(s)” and phrases of similar import mean, with respect to any matter in question relating to one or more of the Sellers, the actual, conscious knowledge of one or more of the Sellers.

1.35	“Law” means any statute, law, ordinance, regulation, rule, code, order constitution, treaty, common law, judgement, decree, or other requirement or rule of law of any federal, state, provincial, local, or foreign government or political subdivision thereof, or any arbitrator, court, or tribunal of competent jurisdiction

1.36	“Liabilities” has the meaning set forth in Section 3.6.

1.37	“Losses” means losses, Liabilities, deficiencies, costs and expenses (including reasonable attorneys’ fees and the cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers), Actions, and damages; provided, however, that “Losses” shall not include consequential or punitive damages, except to the extent actually awarded to a Governmental Authority or other third party.

1.38	“Material Adverse Effect” means any change, event, occurrence or development that has, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, results of operations, condition (financial or otherwise) or assets of the Company, or (b) the ability of any Party to consummate the transactions contemplated hereby on a timely basis; provided, however, that “shall not include the impact on such business, results of operations, condition (financial or otherwise) or assets arising out of or attributable to (a) conditions or effects that generally affect the industries in which the Company operates (including legal and regulatory changes), (b) general economic conditions affecting any jurisdiction in which the Company operates or the global economy generally, including changes in interest or exchange rates, (c) effects resulting from changes in equity or debt market conditions in any jurisdiction in which the Company operates or the global economy generally, (d) any effects or conditions resulting from an outbreak, disease, or pandemic (including COVID-19, coronavirus, or H5N1 influenza virus or similar disease), or escalation of hostilities, acts of terrorism, political instability or other national or international calamity, crisis or emergency, or any governmental or other response to any of the foregoing, in each case whether or not involving the United States or any other country in which the Company operates, (e) acts of God or force majeure (including earthquakes, storms, fires, floods and natural catastrophes), (f) effects arising from changes or proposed changes in Laws, rules, regulations, tax codes or accounting principles, or (g) any act or omission of the Buyer.

1.39	“Material Contract” has the meaning set forth in Section 3.8.

1.40	“Material Customer” has the meaning set forth in Section 3.15.

1.41	“Owned Intellectual Property” means Intellectual Property that is owned by the Company.

1.42	“Person” means any individual, corporation, partnership, firm, joint venture, limited liability company, limited liability partnership, association, joint-stock company, trust, estate, incorporated or unincorporated organization, governmental or regulatory body, business unit, or other entity.

1.43	“Prior Year Financial Statements” has the meaning set forth in Section 3.5.

1.44	“Psylinks Shares” means one hundred percent (100%) of the issued and outstanding securities of the Company.

1.45	“Privileged Communications” has the meaning set forth in Section 11.3.

1.46	“Real Property” all real property that is owned, leased, or subleased, together with all buildings, structures and facilities located thereon.

1.47	“Receiving Party” shall mean a party, and its Affiliates, including its agents, representatives, consultants, and employees, which receives any Confidential Information (regardless of whether written, transmitted orally, visually, electronically, or in any other manner, or whether received by the Receiving Party prior or subsequent to the date of this Agreement) of the Disclosing Party or which receives benefit from an affiliated entity’s receipt of Confidential Information of Disclosing Party or any party to which Confidential Information is made available by Disclosing Party or which is granted access to Confidential Information by Disclosing Party.

1.48	“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants, and other agents of such Person.

1.49	“Requisite Vote” has the meaning set forth in Section 3.2.

1.50	“Tax” or “Taxes” means any federal, state, county, provincial, local or foreign income, gross receipts, sales, use, ad valorem, employment, severance, transfer, gains, profits, excise, franchise, property, capital stock, premium, minimum and alternative minimum or other taxes, fees, levies, duties, assessments or charges of any kind or nature whatsoever imposed by Governmental Authority that is in the nature of a tax (whether payable directly or by withholding), together with any interest, penalties (civil or criminal), additions to, or additional amounts imposed by, any Governmental Authority with respect thereto, and any expenses incurred in connection with the determination, settlement or litigation of any liability therefor.

1.51	“Third-Party Claim” has the meaning set forth in Section 8.5.

1.52	“Transaction Expenses” means all fees and expenses incurred by any Party, and any Affiliate of such Party, at or prior to the Closing in connection wit the preparation, negotiation, and execution of this Agreement and the Ancillary Documents, and the performance and consummation of the Transaction and the other transactions contemplated hereby and thereby.

Article 2

THE TRANSACTION

2.1	Subject to the terms set forth in this Agreement, at the Closing, the Sellers shall sell, convey, transfer, assign, and deliver to the Buyer, and the Buyer shall purchase and acquire from the Sellers, the Psylinks Shares for an aggregate purchase price equal to FIVE HUNDRED THOUSAND DOLLARS ($500,000) (the “Purchase Price”). At the Closing, the Company shall become a wholly owned subsidiary of the Buyer, and the Buyer will effectively acquire all business and assets of the Company as now or hereafter existing.

2.2	Purchase Price

The Purchase Price shall be paid to the Seller via the issuance of restricted shares of the Buyer’s common stock, par value $0.001 per share (the “Common Stock”), at an agree value of FOUR DOLLARS AND 80/100 ($4.80) per share such that the Sellers shall be collectively issued ONE HUNDRED FOUR THOUSAND ONE HUNDRED SIXTY-SIX (104,166) shares of Common Stock (the “Securities”).

2.3	Key Employee(s)

At the Closing, the Buyer shall deliver at the Closing an executed Employment Agreements for Dr. Ford Burles, PhD as the Company’s VP of Product Development and Dr. Michael McLaren-Gradinaru as the Company’s VP of Technology (the “Employment Agreements”) in substantially the form attached hereto as Exhibit A.

2.4	Closing

Subject to the terms and conditions of this Agreement, the closing of the transaction (the “Closing”) shall take place concurrently with the execution and delivery of this Agreement by the parties hereto and the conditions to Closing set forth in this Agreement have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), at 1207, Building C N FM 3083 Rd E, Conroe, TX, 77304.

2.5	Closing Deliverables of the Sellers

At or prior to the Closing, the Sellers shall deliver to Buyer the following:

(a)	Executed counterparts to this Agreement;

(b)	Executed counterparts to the Employment Agreements;

(c)	A signed statement by the Sellers that each is an “accredited investor” as defined in Regulation D promulgated under the Securities Act of 1933, as amended;

(d)	A certificate, dated as of the Closing Date and signed by a duly authorized officer of the Company, certifying (i) that each of the conditions set forth in 7.1(a) and 7.1(b) have been satisfied; and (ii) that attached thereto is a true and complete copy of resolutions of the Company Board approving the Transaction and adopting this Agreement and authorizing the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated thereby;

(e)	A good standing certificate (or its equivalent) of the Company from the secretary of state or similar Governmental Authority of the jurisdiction under the Laws of which the Company is organized, dated not more thirty (30) days from the Closing Date; and

(f)	Such other documents or instruments as the Buyer reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.

2.6	Closing Deliverables of the Buyer

At the Closing, the Buyer shall deliver to the Sellers the following:

(a)	The Purchase Price pursuant to Section 2.2;

(b)	Executed counterparts to this Agreement;

(c)	Executed counterparts to the Employment Agreements;

(d)	the Securities, free and clear of all liens, by delivering stock certificates evidencing the Securities, if applicable, duly executed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank;

(e)	A certificate, dated as of the Closing Date and signed by a duly authorized officer of the Buyer, that each of the conditions set forth in 7.2(a) and 7.2(b) have been satisfied;

(f)	A certificate of the secretary (or equivalent officer) of the Buyer, dated as of the Closing Date certifying that attached thereto are true and complete copies of resolutions of the Buyer Board approving the Transaction and adopting this Agreement and authorizing the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated thereby; and

(g)	Such other documents or instruments as the Sellers reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.

2.7	No Further Rights in Psylinks Shares

All consideration paid or payable upon the transfer of the Psylinks Shares in accordance with the terms hereof shall be deemed to have been paid or payable in full satisfaction of all rights pertaining to the Psylinks Shares, and from and after the Closing Date, the Sellers shall have no further rights in or to any Psylinks Shares.

Article 3
REPRESENTATIONS AND WARRANTIES
OF THE SELLERS

The Sellers each represent and warrant to the Buyer that the statements contained in this Article 3 are true and correct as of the date hereof.

3.1	Organization and Qualification

The Company is a corporation incorporated, validly existing and in good standing under the Laws of the province of its incorporation and has full corporate power and authority to own, operate and/or lease the properties and assets now owned, operated, or leased by it and to carry on its business as it has been and is currently conducted. The Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it, and the operation of its business as currently conducted makes such licensing or qualification necessary, except as would not have a Material Adverse Effect.

3.2	Authority; Approval

(a)	The Sellers have requisite power and authority to enter into and perform their obligations under this Agreement and the Ancillary Documents to which the Sellers are a party and, in the case of consummation and adoption of this Agreement and such Ancillary Documents have been duly approved by the affirmative vote or consent of all of the shareholders of the Company (“Requisite Vote”), as applicable. This Agreement has been duly executed and delivered by the Sellers, and (assuming due authorization, execution, and delivery by each other party hereto) this Agreement constitutes a legal, valid, and binding obligation of the Sellers enforceable against the Sellers in accordance with its terms. When each Ancillary Document has been duly executed and delivered by the Sellers (assuming due authorization, execution, and delivery by each other party thereto), such Ancillary Document will constitute a legal and binding obligation of the Sellers enforceable against each in accordance with its terms, subject to applicable regulatory approvals. All of the foregoing representations and warranties relating to enforceability of this Agreement and the Ancillary Documents are subject to applicable bankruptcy, moratorium, insolvency, reorganization and similar laws affecting creditors’ rights generally, and are further subject to general principles of equity.

(b)	The Company Board, by resolutions duly adopted by a vote at a meeting, as of the date hereof, not subsequently rescinded or modified in any way, has, as of the date hereof (i) determined that this Agreement and the transactions contemplated hereby, including the Transaction, are fair to, and in the best interests of, the Company, (ii) approved and declared advisable the Transaction, and the transactions contemplated by this Agreement, (iii) resolved to recommend that the Company adopt the Transaction set forth in this Agreement (collectively, the “Board Recommendation”) and directed that such matter be submitted for consideration of the Sellers and the Company.

3.3	No Conflicts; Consents

The execution, delivery and performance by the Sellers of this Agreement and the Ancillary Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby do not and will not: (i) conflict with or result in a violation or breach of, or default under, any provision of the articles of incorporation, or other organizational documents, of the Company (the “Charter Documents”); (ii) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to the Company; (iii) except as set forth in Schedule 3.3 of the Disclosure Schedules, and except as would not have a material Adverse Effect, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract to which the Company is a party or by which the Company is bound or to which any of their respective properties and assets are subject (including any Material Contract) or any Permit affecting the properties, assets or business of the Company; or (iv) result in the creation or imposition of any Encumbrance on any properties or assets of the Company. Except where the failure to obtain the same would not have a Material Adverse Effect, no consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to the Company in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby.

3.4	Capitalization

(a)	The authorized capital stock of the Company consists of One Hundred (100) Class A shares of common stock, par value $0.10, of which One Hundred (100) shares are issued and outstanding and constitute the Psylinks Shares. As more fully set forth on Schedule 3.4 of the Disclosure Schedules, the Sellers are the sole record and beneficial owners of ALL of the securities of the Company and owns such shares free and clear of all Encumbrances.

(b)	All issued and outstanding shares of each of the Company are (i) duly authorized, validly issued, fully paid and non assessable; (ii) owned of record and beneficially by the Sellers, respectively, free and clear of all Encumbrances; and (iii) not subject to any pre-emptive rights created by statute, the Charter Documents, or any agreement to which the Company or the Sellers are a party. Upon the transfer, assignment, and delivery of the Psylinks Shares and payment therefore in accordance with the terms of this Agreement, Buyer shall own all of the Psylinks Shares, free and clear of all Encumbrances.

(c)	Except as disclosed on Schedule 3.4 of the Disclosure Schedules, (i) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of the Company is authorized or outstanding, and (ii) there is no commitment by the Company to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other such rights or to distribute to holders of any of its equity securities any evidence of indebtedness or asset, to repurchase or redeem any securities of the Company or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any share, warrant, option, convertible or exchangeable security or other such right. There are no declared or accrued unpaid dividends with respect to any shares of the Company stock.

(d)	All issued and outstanding shares of the Company stock were issued in compliance with applicable Law.

(e)	No outstanding Psylinks Shares are subject to vesting or forfeiture rights or repurchase by the Company. Except as disclosed on Schedule 3.4 of the Disclosure Schedules, there are no outstanding or authorized equity appreciation, distribution equivalent, phantom equity, profit participation or other similar rights with respect to the Company or any of its securities.

(f)	All distributions, dividends, repurchases, and redemptions of Psylinks Shares were undertaken in compliance with the Charter Documents then in effect, any agreement to which the Company then was a party to and in compliance with applicable Law.

3.5	Financial Statements

Complete copies of the Company’s unaudited financial statements consisting of the balance sheets of the Company as of May 31, 2026, and the related statements of income and retained earnings, owners’ equity, and cash flow for the period August 1, 2025 through May 31, 2026 (the “Prior Year Financial Statements”), and unaudited financial statements consisting of the balance sheets of the Company as of May 31, 2026, and the related statements of income and retained earnings, owners’ equity, and cash flow for the two month period then ended (the “Interim Financial Statements” and together with the Prior Year Financial Statements, the “Financial Statements”) have been provided to the Buyer and are included in the Schedule 3.5 of the Disclosure Schedules. The Financial Statements have been prepared applied on a consistent basis throughout the period involved, subject, case of the Interim Financial Statements, to normal and recurring year end adjustments (the effect of which will not be materially adverse) and the absence of notes (that, if presented, would not differ materially from those presented in the Audited Financial Statements). The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations of the Company for the respective periods indicated. The balance sheets of the Company as of May 31, 2026, are referred to herein as the “Balance Sheet,” and the date thereof as the “Balance Sheet Date.” The balance sheets of the Company as of May 31, 2026, is referred to herein collectively as the “Interim Balance Sheet,” and the date thereof as the “Interim Balance Sheet Date”. The Company maintains a standard system of accounting established and administered in accordance with IFRS.

3.6	Undisclosed Liabilities

To the Sellers’ Knowledge, the Company does not have any liabilities, obligations or commitments whatsoever, asserted or unasserted, absolute or contingent, accrued or unaccrued, matured or unmatured, or otherwise in the Financial Statements (“Liabilities”), except (a) those which are adequately reflected or reserved against in the Balance Sheet as of the Interim Balance Sheet Date, (b) those which have been incurred in the ordinary course of business consistent with past practice since the Interim Balance Sheet Date and which are not, individually or in the aggregate, material in amount, (c) ordinary course contractual obligations or commitments with respect to which the Company is not in breach or default, and (d) those matters set forth in Schedule 3.6 of the Disclosure Schedules.

3.7	Absence of Certain Changes, Events and Conditions

Since the Interim Balance Sheet Date, except as set forth on Schedule 3.7 of the Disclosure Schedules, the Company have conducted their respective businesses in the ordinary course of business consistent with past practice and there has not been any:

(a)	event, occurrence, or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b)	amendment of the articles of incorporation, bylaws, shareholder agreement, or other organizational documents of the Company;

(c)	split, combination or reclassification of any of its securities;

(d)	issuance, sale, or other disposition of any of its securities or grant of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its securities;

(e)	declaration or payment of any dividends on or in respect of any of its securities or redemption, purchase, or acquisition of its securities, other than a dividend of cash not inconsistent with the Working Capital Worksheet;

(f)	material change in any method of accounting or accounting practice of the Company;

(g)	change in the Company’s cash management practices and its policies, practices, and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;

(h)	entry into any Contract that would constitute a Material Contract;

(i)	incurrence, assumption or guarantee of any indebtedness for borrowed money except unsecured current obligations and Liabilities incurred in the ordinary course of business consistent with past practice;

(j)	transfer, assignment, sale, or other disposition of any of the assets shown or reflected in the Balance Sheet or cancellation of any debts or entitlements;

(k)	transfer, assignment or grant of any license or sublicense of any material rights under or with respect to any Owned Intellectual Property or Company IP Agreements;

(l)	material damage, destruction, or loss (whether or not covered by insurance) to its property;

(m)	any capital investment in, or any loan to, any other Person;

(n)	acceleration, termination, material modification to or cancellation of any material Contract (including, but not limited to, any Material Contract) to which the Company is a party or by which it is bound;

(o)	any material capital expenditures;

(p)	imposition of any Encumbrance upon any of the Company’s properties, equity or assets, tangible or intangible;

(q)	grant of any bonuses, whether monetary or otherwise, or increase in any wages, salary, severance, pension or other compensation or benefits in respect of its current or former employees, officers, directors, independent contractors or consultants, other than as provided for in any written agreements or required by applicable Law, (ii) material change in the terms of employment for any employee or any termination of any employees, or (iii) action to accelerate the vesting or payment of any compensation or benefit for any current or former employee, officer, director, independent contractor or consultant;

(r)	hiring or promoting any person as or to (as the case may be) an officer or hiring or promoting any employee below officer except to fill a vacancy in the ordinary course of business;

(s)	adoption, modification, or termination of any: (i) employment, severance, retention, or other agreement with any current or former employee, officer, director, independent contractor, or consultant, (ii) Benefit Plan or (iii) collective bargaining or other agreement with a Union, in each case whether written or oral;

(t)	any loan to (or forgiveness of any loan to), or entry into any other transaction with, any of its shareholders or current or former directors, officers, and employees;

(u)	entry into a new line of business or abandonment or discontinuance of existing lines of business;

(v)	adoption of any plan of merger, consolidation, reorganization, liquidation, or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(w)	purchase, lease, or other acquisition of the right to own, use or lease any property or assets for an amount in excess of $5,000 individually (in the case of a lease, per annum) or $25,000 in the aggregate (in the case of a lease, for the entire term of the lease, not including any option term), except for purchases of inventory or supplies in the ordinary course of business consistent with past practice;

(x)	acquisition by merger or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person or any division thereof;

(y)	action by the Company to make, change or rescind any Tax election, amend any Tax Return, or take any position on any Tax Return, take any action, omit to take any action, or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of the Buyer in respect of any Post Closing Tax Period; or

(z)	any Contract to do any of the foregoing, or any action or omission that would result in any of the foregoing.

3.8	Material Contracts

(a)	Schedule 3.8 of the Disclosure Schedules lists each of the following Contracts and other agreements of the Company listed or otherwise disclosed in Schedule 3.8 of the Disclosure Schedules and all Company IP Agreements set forth in Schedule 3.11 of the Disclosure Schedules, being “Material Contracts”):

(i)	each Contract of the Company involving aggregate consideration in excess of $25,000 and which, in each case, cannot be cancelled by the Company without penalty or without less than 90 days’ notice;

(ii)	all Contracts that require the Company to purchase its total requirements of any product or service from a third party or that contain “take or pay” provisions;

(iii)	all Contracts that provide for the indemnification by the Company of any Person or the assumption of any Tax, environmental or other Liability of any Person;

(iv)	all Contracts that relate to the acquisition or disposition of any business, a material amount of equity or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);

(v)	all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts to which the Company is a party;

(vi)	all employment agreements and Contracts with independent contractors or consultants (or similar arrangements) to which the Company is a party and which are not cancellable without material penalty or without more than 90 days’ notice;

(vii)	except for Contracts relating to trade receivables, all Contracts relating to indebtedness (including, without limitation, guarantees) of the Company;

(viii)	all Contracts that limit or purport to limit the ability of the Company to compete in any line of business or with any Person or in any geographic area or during any period of time;

(ix)	any Contracts to which the Company is a party that provide for any joint venture, partnership, or similar arrangement by the Company;

(x)	all collective bargaining agreements or agreements with any Union to which the Company is a party; and

(xi)	any other Contract that is material to the Company and not previously disclosed pursuant to this Section.

(b)	Each Material Contract is valid and binding on the Company in accordance with its terms and is in full force and effect. Neither the Company, nor, to the Sellers’ Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) or has provided or received any notice of any intention to terminate, any Material Contract. No event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. Complete and correct copies of each Material Contract (including all modifications, amendments, and supplements thereto and waivers thereunder) have been made available to the Buyer.

(c)	Each Material Contract is compliant with and permissible under applicable Law including but not limited to any relevant local licensing authority.

3.9	Financial Accounts

Schedule 3.9 of the Disclosure Schedules sets forth all of the financial and/or bank accounts of the Company. The Sellers warrant that, as of the Closing Date, the collective Net Balance in such Company bank accounts shall be approximately SIX THOUSAND CANADIAN DOLLARS (CAD$6,000.00). The term “Net Balance” shall mean the cash balance plus pending deposits which have not yet cleared the account, less pending payments which have not yet cleared the account.

3.10	Title to Assets; Real Property

(a)	The Company has valid leasehold interests in the personal property and other assets reflected in the Financial Statements or acquired after the Interim Balance Sheet Date, other than properties and assets sold or otherwise disposed of in the ordinary course of business consistent with past practice since the Interim Balance Sheet Date. All such properties and assets (including leasehold interests) are free and clear of Encumbrances.

(b)	The Company does not own or lease any Real Property.

3.11	Condition and Sufficiency of Assets

Except as set forth in Schedule 3.11 of the Disclosure Schedules, the buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property of the Company are structurally sound, are in good operating condition and repair (ordinary wear and tear excepted), and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property currently owned or leased by the Company, together with all other properties and assets of the Company, are sufficient for the continued conduct of the Company’s respective businesses after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets necessary to conduct the business of the Company as currently conducted.

3.12	Intellectual Property

(a)	Schedule 3.12 of the Disclosure Schedules lists all (i) Company IP Registrations and (ii) Owned Intellectual Property, including software, that are not registered but that are material to the Company’s business or operations. All required filings and fees related to Company IP Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Company IP Registrations are otherwise in good standing. The Company has provided the Buyer with true and complete copies of file histories, documents, certificates, office actions, correspondence and other materials related to all Company IP Registrations.

(b)	Schedule 3.12 of the Disclosure Schedules lists all Company IP Agreements. The Company has provided the Buyer with true and complete copies of all such Company IP Agreements, including all modifications, amendments, and supplements thereto and waivers thereunder. Each Company IP Agreement is valid and binding on the Company, as applicable, in accordance with its terms and is in full force and effect. To the Seller’s Knowledge, neither the Company, nor any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) or has provided or received any notice of breach or default of or any intention to terminate, any Company IP Agreement.

(c)	The Company is legal and beneficial, and with respect to Company IP Registrations, record, owner of Company, as applicable, and has the valid right to use all other Intellectual Property used in or necessary for the conduct of the Company’s current business or operations, in each case, free and clear of Encumbrances. Without limiting the generality of the foregoing, the Company have entered into binding, written agreements with every current and former employee, and with every current and former independent contractor, whereby such employees and independent contractors (i) assign to the Company, as applicable, any ownership interest and right they may have in Owned Intellectual Property; and (ii) acknowledge the Company’s exclusive ownership of all Owned Intellectual Property. The Company has provided the Buyer with true and complete copies of all such agreements.

(d)	The consummation of the transactions contemplated hereunder will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Company’s right to own, use or hold for use any Intellectual Property as owned, used, or held for use in the conduct of the Company’s business or operations as currently conducted.

(e)	The Company’s rights in the Owned Intellectual Property are valid, subsisting, and, to the Seller’s Knowledge, enforceable. The Company has taken all reasonable steps to maintain the Owned Intellectual Property and to protect and preserve the confidentiality of all trade secrets included in the Owned Intellectual Property, including requiring all Persons having access thereto to execute written nondisclosure agreements.

(f)	The conduct of the Company’s businesses as currently and formerly conducted, and the products, processes, and services of Company, have not, to the Sellers’ Knowledge, infringed, misappropriated, diluted, or otherwise violated, and, to the Sellers’ Knowledge, do not and will not infringe, dilute, misappropriate, or otherwise violate the Intellectual Property or other rights of any Person. No Person has infringed, misappropriated, diluted, or otherwise violated, or is currently infringing, misappropriating, diluting or otherwise violating, any Owned Intellectual Property, in each case, to the Seller’s Knowledge.

(g)	To the Seller’s Knowledge, there are no Actions (including any oppositions, interferences or re examinations) settled, pending or threatened (including in the form of offers to obtain a license): (i) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property of any Person by the Company; (ii) challenging the validity, enforceability, registrability or ownership of any Owned Intellectual Property or the Company’s rights with respect to any Owned Intellectual Property; or (iii) by the Company, or any other Person alleging any infringement, misappropriation, dilution or violation by any Person of Owned Intellectual Property. The Company is not subject to any outstanding or prospective Governmental Order (including any motion or petition therefor) that does or would restrict or impair the use of any Owned Intellectual Property.

3.13	Inventory

The Company has no inventory, as is customary based on the Company’s business operations.

3.14	Accounts Receivable

The accounts receivable reflected on the Interim Balance Sheet and the accounts receivable arising after the date thereof (a) have arisen from bona fide transactions entered into by the Company involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice; and (b) constitute only valid, undisputed claims of the Company not subject to claims of set off or other defenses or counterclaims other than normal cash discounts accrued in the ordinary course of business consistent with past practice. The reserve for bad debts shown on the Interim Balance Sheet or, with respect to accounts receivable arising after the Interim Balance Sheet Date, on the accounting records of the Company have been determined in accordance with IRFS, consistently applied, subject to normal year end adjustments and the absence of disclosures normally made in footnotes.

3.15	Customers

Schedule 3.15 of the Disclosure Schedules set forth each customer who has paid aggregate consideration to the Company for goods or services rendered in an amount greater than or equal to $25,000 for each of the two most recent fiscal years (collectively, the “Material Customers”). The Company has not received any notice, and has no reason to believe, that any of its Material Customers has ceased, or, to the Sellers’ Knowledge, intends to cease after the Closing, to use its goods or services or to otherwise terminate or materially reduce its relationship with the Company.

3.16	Insurance

Schedule 3.16 of the Disclosure Schedules sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors and officers’ liability, fiduciary liability and other casualty and property insurance maintained by the Company and relating to the assets, business, operations, employees, officers and directors of the Company (collectively, the “Insurance Policies”) and true and complete copies of such Insurance Policies have been made available to the Buyer. Such Insurance Policies are in full force and effect and shall remain in full force and effect following the consummation of the transactions contemplated by this Agreement. The Company has not received any written notice of cancellation of premium increase with respect to, or alteration of coverage under, any of such Insurance Policies. All premiums due on such Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each Insurance Policy. The Insurance Policies do not provide for any retrospective premium adjustment or other experience-based liability on the part of the Company. All such Insurance Policies (a) are valid and binding in accordance with their terms; (b) are provided by carriers who are financially solvent; and (c) have not been subject to any lapse in coverage. There are no claims related to the business of the Company pending under any such Insurance Policies as to which coverage has been questioned, denied, or disputed or in respect of which there is an outstanding reservation of rights. The Company is not in default under, and has not otherwise failed to comply with, in any material respect, any provision contained in any such Insurance Policy. The Insurance Policies are of the type and in the amounts customarily carried by Persons conducting a business similar to the Company and are sufficient for compliance with all applicable Laws and Contracts to which the Company is a party or by which it is bound.

3.17	Legal Proceedings; Governmental Orders

(a)	There are no Actions pending or, to the Sellers’ Knowledge, threatened (a) against or by the Company affecting any of their respective properties or assets; or (b) against or by the Company that challenges or seeks to prevent, enjoin, or otherwise delay the transactions contemplated by this Agreement. No event has occurred, or circumstances exist that may give rise to, or serve as a basis for, any such Action.

(b)	There are no outstanding Governmental Orders and no unsatisfied judgments, penalties, or awards against or affecting the Company or any of their respective properties or assets.

3.18	Compliance With Laws; Permits

(a)	Except as set forth in Schedule 3.18 of the Disclosure Schedules, in all material respects, the Company have complied, and are now complying, with all Laws applicable to it or its business, properties, or assets.

(b)	All Permits required for the Company to conduct its business have been obtained by it and are valid and in full force and effect, except where the failure to obtain a Permit would not have a Material Adverse Effect. All fees and charges with respect to such Permits as of the date hereof have been paid in full. Schedule 3.18 of the Disclosure Schedules lists all current Permits issued to the Company, including the names of the Permits and their respective dates of issuance and expiration. To the Seller’s Knowledge, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit set forth in Schedule 3.18 of the Disclosure Schedules.

3.19	Employee Benefit Matters

(a)	Schedule 3.19 of the Disclosure Schedules contains a true and complete list of each pension, benefit, retirement, compensation, employment, consulting, profit sharing, deferred compensation, incentive, bonus, performance award, phantom equity, stock or stock based, change in control, retention, severance, vacation, paid time off, welfare, fringe benefit and other similar agreement, plan, policy, program or arrangement (and any amendments thereto), in each case whether or not reduced to writing and whether funded or unfunded, which is or has been maintained, sponsored, contributed to, or required to be contributed to by the Company for the benefit of any current or former employee, officer, director, retiree, independent contractor or consultant of the Company or any spouse or dependent of such individual, or under which the Company has or may have any Liability, or with respect to which the Buyer or any of its Affiliates would reasonably be expected to have any Liability, contingent or otherwise, as a result of the Transaction (as listed on Schedule 3.19 of the Disclosure Schedules, each, a “Benefit Plan”). The Company has separately identified in Schedule 3.19 of the Disclosure Schedules each Benefit Plan that contains a change in control provision.

(b)	The Company has not incurred or reasonably expects to incur, either directly or indirectly, any material Liability applicable local Law relating to employee benefit plans.

(c)	The Company have no commitment or obligation and have not made any representations to any employee, officer, director, independent contractor, or consultant, whether or not legally binding, to adopt, amend, modify, or terminate any Benefit Plan or collective bargaining agreement, in connection with the consummation of the transactions contemplated by this Agreement or otherwise.

(d)	Except as set forth in Schedule 3.19 of the Disclosure Schedules, no Benefit Plan provides post-termination or retiree welfare benefits to any individual for any reason, and the Company does not have any Liability to provide post-termination or retiree welfare benefits to any individual or ever represented, promised, or contracted to any individual that such individual would be provided with post-termination or retiree welfare benefits.

(e)	Except as set forth in Schedule 3.19 of the Disclosure Schedules, there is no pending or, to the Seller’s Knowledge, threatened Action relating to a Benefit Plan (other than routine claims for benefits), and no Benefit Plan has within the three years prior to the date hereof been the subject of an examination or audit by a Governmental Authority or the subject of an application or filing under or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Authority.

(f)	There has been no amendment to, announcement by the Company, or any of their Affiliates relating to, or change in employee participation or coverage under, any Benefit Plan or collective bargaining agreement that would increase the annual expense of maintaining such plan above the level of the expense incurred for the most recently completed fiscal year with respect to any director, officer, employee, independent contractor, or consultant, as applicable. Neither any of its Affiliates has any commitment or obligation or has made any representations to any director, officer, employee, independent contractor, or consultant, legally binding, to adopt, amend, modify or terminate any Benefit Plan or collective bargaining agreement.

(g)	Any Benefit Plan that is subject to Section 409A of the Code has been administered in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance (including notices, rulings and proposed and final regulations) thereunder. The Company does not have any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred pursuant to Section 409A of the Code.

(h)	Each individual who is classified by the Company as an independent contractor has been properly classified for purposes of participation and benefit accrual under each Benefit Plan.

(i)	Except as set forth in Schedule 3.19 of the Disclosure Schedules, neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional or subsequent events): (i) entitle any current or former director, officer, employee, independent contractor or consultant of the Company to severance pay or any other payment; (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation due to any such individual; (iii) limit or restrict the right of the Company to merge, amend or terminate any Benefit Plan; (iv) increase the amount payable under or result in any other material obligation pursuant to any Benefit Plan; (v) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code; or (vi) require a “gross-up” or other payment to any “disqualified individual” within the meaning of Section 280G(c) of the Code. The Company has made available to the Buyer true and complete copies of any Section 280G calculations prepared (whether or not final) with respect to any disqualified individual in connection with the transactions.

3.20	Employment Matters

(a)	Schedule 3.20 of the Disclosure Schedules contains a list of all persons who are employees, independent contractors or consultants of the Company as of the date hereof, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; (v) commission, bonus or other incentive based compensation; and (vi) a description of the fringe benefits provided to each such individual as of the date hereof. As of the date hereof, all compensation, including wages, commissions, and bonuses, payable to all employees, independent contractors, or consultants of the Company for services performed on or prior to the date hereof have been paid in full (or accrued in full on the audited balance sheet contained in the Working Capital Statement) and there are no outstanding agreements, understandings, or commitments of the Company with respect to any compensation, commissions, or bonuses.

(b)	Except as set forth in Schedule 3.20 of the Disclosure Schedules, the Company is not and neither has been for the past three years, a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a union, works council or labor organization (collectively, “Union”), and there is not, and has not been for the past three years, any Union representing or purporting to represent any employee of the Company and, no Union or group of employees is seeking or has sought to organize employees for the purpose of collective bargaining. Except as set forth in Schedule 3.20 of the Disclosure Schedules there has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting the Company or any of their employees. The Company have no duty to bargain with any Union.

(c)	The Company is and has been in compliance with the terms of the collective bargaining agreements and other Contracts listed on Schedule 3.20 of the Disclosure Schedules and in material compliance with all applicable Laws pertaining to employment and employment practices, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance. All individuals characterized and treated as independent contractors or consultants are properly treated as independent contractors under all applicable Laws All employees of the Company classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified. There are no Actions against the Company pending, or to the Seller’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former applicant, employee, consultant, volunteer, intern or independent contractor of the Company, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage and hours or any other employment related matter arising under applicable Laws.

3.21	Taxes

(a)	All Tax Returns required to be filed on or before the Closing Date by the Company has been, or will be, timely filed. Such Tax Returns are, or will be, true, complete, and correct in all material respects. All Taxes due and owing by the Company (whether or not shown on any Tax Return) have been, or will be, paid prior to the Closing.

(b)	The Company has withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder, or other party, and complied with all information reporting and backup withholding provisions of applicable Law.

(c)	No claim has been made by any taxing authority in any jurisdiction where the Company did not file Tax Returns that it is, or may be, subject to Tax by that jurisdiction.

(d)	No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of the Company.

(e)	The amount of each of the Company’s Liability for unpaid Taxes for all periods ending on or before May 31, 2026, does not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) reflected on the Financial Statements. The amount of each of the Company’s Liability for unpaid Taxes for all periods following the end of the recent period covered by the Financial Statements shall not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) as adjusted for the passage of time in accordance with the past custom and practice of the Company (and which accruals shall not exceed comparable amounts incurred in similar periods in prior years).

(f)	The Company has delivered to the Buyer copies of all federal, state, local and foreign income, franchise and similar Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by, the Company for all Tax periods ending on or before December 31, 2025.

(g)	There are no Encumbrances for Taxes (other than for current Taxes not yet due and payable or not yet delinquent) upon the assets of the Company.

(h)	Except as set forth in Schedule 3.21 of the Disclosure Schedules, the Company is not a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement.

(i)	No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into, or issued by any taxing authority with respect to the Company.

(j)	The Company will not be required to include any item of income in, or exclude any item or deduction from, taxable income for taxable period or portion thereof ending after the Closing Date as a result of:

(i)	an installment sale or open transaction occurring on or prior to the Closing Date;

(ii)	a prepaid amount received on or before the Closing Date;

(iii)	any closing agreement under Section 7121 of the Code, or similar provision of state, local or foreign Law; or

(k)	The Company is not, nor has been, a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011 4(b).

3.22	Books and Records

The minute books and stock record books of the Company, all of which have been made available to the Buyer, are complete and correct in all material respects and have been maintained in accordance with sound business practices. The minute books of the Company contain materially accurate and complete records of all meetings, and actions taken by written consent of, the shareholders or board of directors of the Company and any committees of each, as applicable. At the Closing, all of those books and records will be in the possession of the Company.

3.23	Related Party Transactions

Except as disclosed in Schedule 3.23 of the Disclosure Schedules, no executive officer, director, or shareholder of the Company (or any of such person’s immediate family members or Affiliates or associates) is a party to any Contract with or binding upon the Company or any of its assets, rights or properties or has any interest in any property owned by the Company or has engaged in any transaction with any of the foregoing within the last twelve (12) months.

3.24	Brokers

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Document based upon arrangements made by or on behalf of the Company or the Sellers.

3.25	Restricted Securities

The Sellers understand that the Securities have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”), by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Sellers’ representations as expressed herein. Each of the Sellers understand that the Securities it is receiving are characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Buyer in a transaction not involving a public offering and that under such laws and applicable regulations such Securities may be resold without registration under the Securities Act only in certain limited circumstances. In the absence of any effective registration statement covering the Securities or an available exemption from registration under the Securities Act must be held indefinitely. In this connection, the Sellers represent that they are familiar with Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act, including without limitation the Rule 144 condition that current information about the Buyer be available to the public.

Article 4
REPRESENTATIONS AND WARRANTIES
OF THE BUYER

The Buyer represents and warrants to the Sellers that the statements contained in this Article 4 are true and correct as of the date hereof.

4.1	Organization and Authority of the Buyer

The Buyer is a corporation incorporated, validly existing and in good standing under the Laws of the state of its incorporation and has full corporate power and authority to own, operate and/or lease the properties and assets now owned, operated, or leased by it and to carry on its business as it has been and is currently conducted. The Buyer is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary. The Buyer has all corporate power and authority to enter into and perform its obligations under this Agreement and the Ancillary Documents to which it is a party. This Agreement has been duly executed and delivered by the Buyer, and (assuming due authorization, execution, and delivery by each other party hereto) this Agreement constitutes a legal, valid, and binding obligation of the Buyer enforceable against the Buyer in accordance with its terms, subject to applicable regulatory approvals. When each Ancillary Document has been duly executed and delivered by the Buyer (assuming due authorization, execution, and delivery by each other party thereto), such Ancillary Document will constitute a legal and binding obligation of the Buyer enforceable against each in accordance with its terms, subject to applicable regulatory approvals. All of the foregoing representations and warranties relating to enforceability of this Agreement and the Ancillary Documents are subject to applicable bankruptcy, moratorium, insolvency, reorganization and similar laws affecting creditors’ rights generally, and are further subject to general principles of equity.

4.2	No Conflicts; Consents

The execution, delivery and performance by the Buyer of this Agreement and the Ancillary Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby do not and will not: (i) conflict with or result in a violation or breach of, or default under, any provision of the articles of incorporation, or other organizational documents, of the Buyer; (ii) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to the Buyer; (iii) except as set forth herein, require the consent, notice or other action by any Person under any Contract to which the Buyer is a party. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to the Buyer in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby.

4.3	Sufficiency of Funds

The Buyer has obtained sufficient funding to make the cash payment due at Closing.

4.4	Acknowledgment Regarding Sellers’ Receipt of Shares

The Buyer acknowledges and agrees that neither of the Sellers are (i) an officer or director of the Buyer or any of its subsidiaries, (ii) to its knowledge, an “affiliate” (as defined in Rule 144 promulgated under the Securities Act of 1933, as amended (or a successor rule thereto) (collectively, “Rule 144”)) of the Buyer or any of its subsidiaries or (iii) to its knowledge, a “beneficial owner” of more than 10% of the shares of the common stock of the Buyer (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “1934 Act”)).

4.5	Brokers

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commissions in connection with the transactions contemplated by this Agreement or any Ancillary Document based upon the arrangements made by or on behalf of the Buyer.

4.6	Legal Proceedings

There are no Actions pending or, to the Buyer’s Knowledge, threatened against or by the Buyer or any of their respective Affiliates that challenge or seek to prevent, enjoin, or otherwise delay the transactions contemplated by this Agreement. No event has occurred, or circumstances exist that may give rise to or serve as a basis for any such Action.

4.7	Disclosure

To the Knowledge of the Buyer, no representation or warranty made by the Buyer in this Agreement contains any untrue statement of material fact or omits to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

Article 5
COVENANTS

5.1	Conduct of Business Prior to the Closing

During the period from the date of this Agreement until the Closing, the Sellers agree that the Company shall, except as otherwise provided in this Agreement or consented to in writing by the Buyer: (i) conduct the business of the Company in the ordinary course of business consistent with past practice and (ii) use commercially reasonable efforts to maintain and preserve intact the current organization, business and franchise of the Company and to preserve the rights, franchises, goodwill and relationships of its employees, customers, lenders, suppliers, regulators and others having business relationships with the Company. Without limiting the foregoing, from the Effective Date until the Closing Date, except as otherwise consented to in writing by the Buyer, the Company shall:

(a)	preserve and maintain (including submission of any required renewals) all of its Permits;

(b)	pay its debts, Taxes, and other obligations when due;

(c)	maintain the properties and assets owned, operated, or used by it in the same condition as they were on the Effective Date, subject to reasonable wear and tear and sales of inventory in the ordinary course of business;

(d)	continue in full force and effect without modification all insurance policies;

(e)	defend and protect its properties and assets from infringement or usurpation;

(f)	perform all of its obligations under all Contracts relating to or affecting its properties, assets, or business;

(g)	maintain its books and records in accordance with past practice;

(h)	comply in all material respects with all Laws; and

(i)	not take or permit any action that would cause any of the changes, events or conditions described in Section 5.1 to occur.

5.2	Access to Information

From the date hereof until the Closing, the Sellers shall (a) afford the Buyer and its Representatives commercially reasonably access to and the right to inspect all of the properties, assets, premises, books and records, Contracts and other documents and data related to the Company; (b) furnish the Buyer and its Representatives with such financial, operating and other data and information related to the Company as the Buyer or its Representatives may reasonably request; and (c) instruct the Representatives of the Company to cooperate with the Buyer in its investigation of the Company. Any actions undertaken by the Buyer and its Representatives pursuant to this Section 5.2 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company. No investigation by the Buyer or other information received by the Buyer shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the Company in this Agreement.

5.3	Notice of Certain Events

From the Effective Date until the Closing, the Sellers shall promptly notify the Buyer in writing of:

(a)	Any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by the Company and/or the Sellers hereunder not being true and correct or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 7.1 to be satisfied;

(b)	Any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(c)	Any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; or

(d)	Any Actions commenced or, to Sellers’ Knowledge, threatened against, relating to, or involving or otherwise affecting the Company that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.17 or that relates to the consummation of the transactions contemplated by this Agreement.

(e)	The Buyer’s receipt of information pursuant to this Section shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the Company and/or the Sellers in this Agreement and shall not be deemed to amend or supplement the Disclosure Schedules.

5.4	Governmental Approvals and Consents

(a)	Each Party hereto shall, as promptly as possible, (i) make, or cause or be made, all filings and submissions required under any Law applicable to such party or any of its Affiliates; and (ii) use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the Ancillary Documents. Each Party shall cooperate fully with the other Party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders, and approvals. The Parties hereto shall not willfully take any action that will have the effect of delaying, impairing, or impeding the receipt of any required consents, authorizations, orders, and approvals.

(b)	The Parties shall use reasonable best efforts to give all notices to, and obtain all consents from, all third parties that are described in Schedule 3.3 of the Disclosure Schedules.

5.5	Intellectual Property Assignment

Effective as of the Closing Date, the Sellers hereby covenants and agrees that all right, title, and interest in and to any and all intellectual property used in or necessary for the operation of the Business (including but not limited to domain names, software, digital assets, and all associated goodwill) that is owned, held, or otherwise controlled by the Sellers and/or its Affiliates, shall be irrevocably assigned to and become the sole and exclusive property of the Buyer.

5.6	Closing Conditions

From the Effective Date until the Closing, each Party hereto shall use reasonable best efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in Article 7 hereof.

5.7	Public Announcements

Unless otherwise required by applicable Law or requirements of the securities exchange on which the Buyer is listed (based upon the reasonable advice of counsel), no Party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other Party (which consent shall not be unreasonably withheld or delayed), and the Parties shall cooperate as to the timing and contents of any such announcement.

5.8	Confidentiality

(a)	The Parties hereto acknowledge that the existence and the terms of this Agreement and any oral or written information exchanged between the Parties in connection with the preparation and performance this Agreement are regarded as confidential information. Each Party shall maintain confidentiality of all such confidential information, and without obtaining the written consent of the other Parties, it shall not disclose any relevant confidential information to any third parties, except for the information that: (i) is or will be in the public domain (other than through the receiving party’s unauthorized disclosure); (ii) is under the obligation to be disclosed pursuant to the applicable Laws or regulations, rules of any stock exchange, or orders of the court or other government authorities; or (iii) is required to be disclosed by any party to its shareholders (as applicable), investors (as applicable), legal counsels or financial advisors regarding the transaction contemplated hereunder, provided that such shareholders, investors, legal counsels or financial advisors shall be bound by the confidentiality obligations similar to those set forth in this Section. This Section shall survive the termination of this Agreement.

(b)	From and after the Closing, the Sellers shall, and shall cause its Affiliates to, and shall use its reasonable best efforts to cause its Representatives to, hold in confidence any and all information, whether written or oral, concerning the business, except to the extent the Seller can show that such information is (i) generally available to and known by the public through no fault of such Seller, any of its Affiliates or its Representatives; or (ii) is lawfully acquired by the Seller, any of its Affiliates, or its Representatives, from and after the Closing, from such sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If any Seller or any of its Affiliates or Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, such Seller shall promptly notify the Buyer in writing and shall disclose only that portion of such information which such Seller is advised by its counsel in writing is legally required to be disclosed, provided that such Seller shall use reasonable best efforts to cooperate with the Buyer to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

5.9	Restrictive Covenants

(a)	Non-Competition. Except in the Sellers’ capacity, going forward, as employees of the Company (or its subsidiary or affiliate), commencing on the Closing Date, and for a period of two (2) years thereafter, each of the Sellers shall not, directly or indirectly, engage or invest in, own, manage, operate, finance, Control, or participate in the ownership, management, operation, financing, or Control of, or be employed by, associated with, or in any manner connected with, lend its name or any similar name to, lend its credit to, or render services or advice to, any business engaged, in whole or in part, in neurotechnology, applied intelligence, neuro-biometrics, closed-loop augmentation, system & cognitive analytics, machine learning, AI, and custom LLM interface and frameworks (the “Business”).

(b)	Non-Solicitation. Commencing on the Closing Date, and for a period of two (2) years thereafter, each of the Sellers shall not, directly or indirectly on its behalf or as an owner, principal, partner, stockholder, officer, director, employee, agent, consultant, or independent contractor of any partnership, firm, or entity, induce or solicit or attempt to induce or solicit: (i) the Buyer’s vendors, suppliers, customers, or clients to terminate, curtail, or restrict its relationship with Buyer or the Company, (ii) the Company’s vendors, suppliers, customers, or clients to terminate, curtail, or restrict its relationship with the Buyer and/or the Company; or (iii) any person or entity employed or contracted by Buyer and/or the Company to leave his or her employment or not to fulfill his or her contractual obligations to Buyer the Company.

(c)	Non-Circumvention. Except in the Sellers’ capacity, going forward, as employees of the Company (or its subsidiary or affiliate), commencing on the Closing Date, and for a period of two (2) years thereafter, the Seller covenants not to, directly or indirectly, make contact with, solicit, deal with, enter into transactions with, or otherwise be involved in any transaction(s) with regard to any source, contact, lender, broker, client, customer, vendor, strategic partner, employee, officer, director, and/or any other entity or person that has an existing business relationship with the Seller and/or the Company, without the Buyer’s prior written approval and direct involvement, in each case for the purpose of circumventing the Buyer in relation to the Business or otherwise competing directly or indirectly in the Business.

(d)	The Parties acknowledge and agree that Seller Burles will receive an equity stake in Luceris Health for prior work. Seller Burles’ ownership stake in Luceris Health shall be an approved exception to the restrictive covenants set forth in this Section 5.9(a).

5.10	Cooperation with Registration of Securities

(a)	The Buyer shall cooperate with the Seller to facilitate the timely preparation and delivery of certificates representing the Securities to be sold pursuant to Rule 144 and representing such number of common stock of the Buyer and registered in such name as the Seller may reasonably request a reasonable period of time prior to sales of Securities, pursuant to such registration statement or Rule 144.

5.11	Reports under the 1934 Act

With a view to making available to the Sellers the benefits of Rule 144, the Buyer agrees to:

(a)	make and keep public information available, and meet the adequate current public information requirement as set forth in Rule 144(c);

(b)	file with the Securities and Exchange Commission (the “SEC”) in a timely manner all reports and other documents required of the Buyer under the Securities Act and the 1934 Act so long as the Buyer remains subject to such requirements (it being understood and agreed that nothing herein shall limit any obligations of the Buyer) and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

(c)	furnish to Seller so long as Seller owns Securities, promptly upon request, (i) a written statement by the Buyer, if true, that it has complied with the reporting, submission and posting requirements of Rule 144, the Securities Act and the 1934 Act, (ii) a copy of the most recent annual or quarterly report of the Buyer and such other reports and documents so filed by the Buyer with the SEC if such reports are not publicly available via EDGAR, and (iii) such other information as may be reasonably requested to permit the Seller to sell such securities pursuant to Rule 144 without registration.

Article 6
TAX MATTERS

6.1	Tax Covenants

(a)	Without the prior written consent of the Buyer, prior to the Closing, the Company, its Representatives, and the Sellers shall not make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of the Company or the Buyer in respect of any Tax Period post-Closing. Except as set forth and agreed to in Schedule 6.1 of the Disclosure Schedules, the Sellers and the Company represent that there are no outstanding Tax liabilities of the Company as of the Closing Date.

(b)	All transfer, documentary, sales, use, stamp, registration, value added, and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the Ancillary Documents (including any real property transfer Tax and any other similar Tax) shall be borne and paid by the Sellers when due. The Sellers shall timely file any Tax Return or other document with respect to such Taxes or fees (and the Buyer shall cooperate with respect thereto as necessary).

6.2	Tax Returns

The Company shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed by it that are due on or before the Closing Date and shall timely pay all Taxes that are due and payable on or before the Closing Date. Any such Tax Return shall be prepared in a manner consistent with past practices (unless otherwise required by Law).

Article 7
CLOSING CONDITIONS

7.1	Conditions to Obligations of the Buyer

The obligation of the Buyer to complete the transactions contemplated by this Agreement is subject to the following conditions to be fulfilled or performed at or prior to Closing, which conditions are for the exclusive benefit of the Buyer and may be waived, in whole or in part, by the Buyer in its sole discretion:

(a)	Truth of Representations and Warranties. The representations and warranties of the the Sellers contained in this Agreement shall be true and correct as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of such date.

(b)	Performance of Covenants. The Sellers shall have fulfilled, performed, or complied with in all material respects all material covenants contained in this Agreement to be fulfilled, performed, or complied with by them at or prior to Closing.

(c)	Consents. All required consents and authorizations shall have been obtained on terms acceptable to the Buyer.

(d)	Material Adverse Effect. Since the Effective Date of this Agreement, there shall not have occurred in the opinion of the Buyer any event, development or condition or any damage, destruction or loss (whether covered by insurance or not) that has, or could reasonably be expected to have, a Material Adverse Effect or which could reasonably be expected to materially adversely affect the ability of the Company to carry on the business after Closing substantially as such business is being conducted on the date of this Agreement.

(e)	No Legal Action. No Action shall be pending or threatened by any person (other than by the Company, the Sellers, or the Buyer, or any of their respective Affiliates) in any jurisdiction, to enjoin, restrict or prohibit:

(i)	any of the transactions contemplated by this Agreement;

(ii)	the right of the Buyer to purchase the Psylinks Shares;

(iii)	the right of the Company to operate their respective businesses after Closing on substantially the same basis as currently operated.

(f)	Deliveries. The Sellers shall have delivered or caused to be delivered to the Buyer the following:

(i)	a stock power or other instrument of transfer duly executed in blank evidencing the Psylinks Shares in Buyer’s name;

(ii)	evidence satisfactory to the Buyer that the Buyer has been entered in the corporate records as the holder of record of the Psylinks Shares and the sole shareholder of the Company;

(iii)	all certificates, instruments, and other documents required to be delivered by the Sellers on or before the Closing pursuant to this Agreement referred to in Section 2.5, together with such other documents as may reasonably be requested by the Buyer in order to consummate the transactions contemplated hereby.

(g)	Change in Law. Since the date of this Agreement, no Law, proposed Law or any change in any Law or in any interpretation or enforcement of any Law shall have been introduced, enacted, or announced, the effect of which would be to prevent the Company from completing the transactions contemplated in this Agreement or to prevent the operation of the Business after Closing on substantially the same basis as currently operated.

7.2	Conditions to Obligations of the Sellers

The obligation of the Sellers to complete the transactions contemplated by this Agreement is subject to the following conditions to be fulfilled or performed at or prior to Closing, which conditions are for the exclusive benefit of the Sellers, and may be waived, in whole or in part, by the Sellers in their sole discretion:

(a)	Truth of Representations and Warranties. The representations and warranties of the Buyer contained in this Agreement shall be true and correct as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of such date and the Buyer shall have executed and delivered a certificate of a senior officer to that effect.

(b)	Performance of Covenants. The Buyer shall have fulfilled, performed, or complied with in all material respects all material covenants contained in this Agreement to be fulfilled, performed, or complied with by it at or prior to Closing.

(c)	Consents. All required consents and authorizations shall have been obtained on terms acceptable to the Sellers.

(d)	Deliveries. The Buyer shall have delivered or caused to be delivered to the Sellers the following:

(i)	the Purchase Price pursuant to Section 2.2;

(ii)	a stock power or other instrument of transfer duly executed in blank evidencing the Securities in Sellers names; and

(iii)	all certificates, instruments and other documents required to be delivered by Buyer to the Sellers on or before the Closing pursuant to this Agreement referred to Section 2.6, together with such other documents as may reasonably be requested by the Sellers in order to consummate the transactions contemplated hereby.

(e)	Change in Law. Since the date of this Agreement, no Law, proposed Law or any change in any Law or in any interpretation or enforcement of any Law shall have been introduced, enacted, or announced, the effect of which would be to prevent the Sellers from completing the transactions contemplated in this Agreement.

7.3	Waiver of Closing Conditions

If a condition set forth in either Section 7.1 or 7.2 has not been satisfied, the Party to whom the condition is favored may elect in writing to waive the condition and proceed with the completion of the transactions contemplated by this Agreement. Any such waiver and election by the Buyer or the Sellers, as the case may be, will only serve as a waiver of that specific closing condition and the Party which has not been able to satisfy the waived condition will have no liability with respect to that specifically waived condition.

Article 8
INDEMNIFICATION

8.1	Survival

Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation, or extension thereof) plus 60 days. Any claims asserted in good faith with reasonable specificity (to the extent known at the time) and in writing by notice from the Buyer to the Sellers prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved.

8.2	Indemnification by the Sellers

(a)	The Sellers shall indemnify and defend the Buyer and its Affiliates (collectively the “Buyer Indemnified Parties”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Indemnified Parties based upon, arising out of, with respect to or by reason of:

(i)	Any inaccuracy in or breach of any of the representations or warranties of the Sellers contained in this Agreement or in any certificate or instrument by or on behalf of the Company pursuant to this Agreement, as of the date such representations was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specific date);

(ii)	Any breach or non-fulfillment of any covenant, agreement, or obligation to be performed by the Sellers pursuant to this Agreement (other than closing deliverables that have been waived);

(iii)	Any Transaction Expenses incurred by the Company outstanding as of the Closing to the extent not paid or satisfied by the Sellers at or prior to the Closing; and

(iv)	Any and all Actions (including reasonable attorney fees) incident to any of the foregoing.

8.3	Indemnification by Buyer

The Buyer shall indemnify and defend each of the Sellers and its Affiliates against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Sellers and/or the Company based upon, arising out of, with respect to or by reason of:

(a)	Any inaccuracy in or breach of any of the representations or warranties of the Buyer contained or in instrument by or on behalf of the Buyer, as date such representations was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specific date);

(b)	Any breach or non-fulfillment of any covenant, agreement, or obligation to be performed by the Buyer pursuant to this Agreement; and

(c)	Any and all Actions (including reasonable attorneys fees) incident to any of the foregoing.

8.4	Exceptions to Indemnification

No party shall be entitled to indemnification with respect to: (i) consequential damages, including consisting of business interruption or lost profits; (ii) punitive damages; or (iii) Losses arising solely from the gross negligence or willful misconduct of the party claiming indemnification.

8.5	Indemnification Procedures

(a)	Third-Party Claims. If any Indemnified Party, as defined herein, receives notice of the assertion or commencement of any Action made or brought by any Person who is not a party to this Agreement, an Affiliate of a party to this Agreement, or a Representative of the foregoing (a “Third-Party Claim”) against the Indemnified Party with respect to which the other Party is obligated to provide indemnification under this Agreement (the “Indemnifying Party”), the Indemnified Party shall give the Indemnifying Party written notice thereof, not later than twenty (20) calendar days after receipt of such notice of such Third-Party Claim. A Party seeking indemnification pursuant to this Article 8 is referred to herein as an “Indemnified Party”. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe in reasonable detail the Third-Party Claim, shall include copies of the Third-Party Claim and all material written evidence thereof, and shall indicate the estimated amount, if reasonably able to calculate, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third-Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel (which such counsel must be approved by the Indemnified Party), and the Indemnified Party shall cooperate in good faith in such defense; provided, that the Indemnifying Party shall not have the right to defend or direct the defense of any Third-Party Claim that seeks injunctive or other equitable relief against the Indemnified Party. In the event that the Indemnifying Party assumes the defense of any Third-Party Claim, they shall have the right to take such action as they deem necessary to avoid, dispute, defend, appeal, or make counterclaims pertaining to any Third-Party Claim in the name of and on behalf of the Indemnified Party. The Indemnified Party shall have the right to participate in the defense of any Third-Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the Indemnified Party; provided, that if in the reasonable opinion of counsel to the Indemnified Party, (i) there are legal defenses available to an Indemnified Party, (ii) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to the Indemnified Party in each jurisdiction that is required. If the Indemnifying Party elects not to compromise or defend such Third-Party Claim, fails to promptly notify the Indemnified Party in writing of its election to defend as provided herein, or fails to diligently prosecute the defense of such Third-Party Claim, the Indemnified Party may, subject to this Section, pay, compromise, and/or defend such Third-Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third-Party Claim. The Indemnified Party and Indemnifying Party shall cooperate with each other in all respects in connection with the defense of any Third-Party Claim, including making available records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, and management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim.

(i)	Settlement of Third-Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third-Party Claim without the prior written consent of the Indemnified Party, except as provided herein. If a firm offer is made to settle a Third-Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third-Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten (10) days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third-Party Claim and, in such event, the maximum liability of the Indemnifying Party as to such Third-Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third-Party Claim, the Indemnifying Party may settle the Third-Party Claim upon the terms set forth in such firm offer to settle the Third-Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 8.5(a), it shall not agree to any settlement without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld.

(b)	Direct Claims. Any Action by an Indemnified Party on account of a Loss which does not result from a Third-Party Claim (a “Direct Claim”) shall be asserted by the giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than twenty (20) days after the Indemnified Party becomes aware of such Direct Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the provide a copy of the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have thirty (30) days after its receipt of such notice to respond in writing to such Direct Claim. The Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Company’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such thirty (30) day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

8.6	Certain Limitations

(a)	The Indemnifying Party shall not be liable to the Indemnified Party for indemnification under Section 8.2 or Section 8.3, as the case may be, until the aggregate amount of all Losses in respect of indemnification under Section 8.2 or Section 8.3 exceeds $50,000 (the “Deductible”), in which event the Indemnifying Party shall only be required to pay or be liable for losses in excess of the Deductible.

(b)	The aggregate amount of all Losses for which the Sellers shall be liable pursuant to Section 8.2, arising out of or resulting from any breach of or inaccuracy in any representation or warranty set forth in this Agreement shall not exceed fifty percent (50%) of the dollar amount of the Purchase Price.

8.7	Payments; Indemnification

Once a Loss is agreed to by the Parties or finally adjudicated to be payable pursuant to this Article 8, such amounts shall be satisfied by the Indemnifying Party. Any such obligations unpaid within sixty (60) days of the date that the Loss was agreed-upon or finally adjudicated shall accrue interest from the date of agreement or adjudication at twelve percent (12%) per annum.

8.8	Tax Treatment of Indemnification Payments

All indemnification payments made under this Agreement shall be treated by the Parties as an adjustment to the total Purchase Price for Tax purposes, unless otherwise required by Law.

8.9	Exclusive Remedies

Except for as provided below in Section 8.10, the Parties acknowledge and agree that from and after the Closing their sole and exclusive remedy with respect to any and all claims for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement shall be pursuant to the indemnification provisions set forth in this Article 8. In furtherance of the foregoing, each Party hereby waives, from and after the Closing, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article 8. Nothing in this Section 8.9 shall limit any Person’s right to seek and obtain any equitable relief to which such Person shall be entitled.

Article 9
TERMINATION

9.1	Termination

This Agreement may be terminated at any time on or prior to the Closing Date:

(a)	By the Buyer upon written notice to the Sellers if, on the Closing Date, any of the conditions specified in Section 7.1 have not been satisfied in full;

(b)	By the Sellers upon written notice to Buyer if, on the Closing Date, any of the conditions specified in Section 7.2 have not been satisfied in full;

(c)	By either Party upon written notice to the other Party, if there has been a material violation or breach by the other Party of any covenant, representation, warranty, or other agreement contained in this Agreement such that any condition to closing contained in Article 7 would be incapable of being satisfied by the Closing Date, and such violation or breach is not waived by the non-breaching Party, or in the case of a covenant breach, not cured by the breaching Party within ten (10) days after written notice thereof by the non-breaching Party; or

(d)	By written agreement of the Parties.

Article 10
DISPUTE RESOLUTION

10.1	Dispute Resolution

If a dispute arises out of or relates to this Agreement, or the alleged breach thereof, and if the dispute is not settled through negotiation, the Parties agree to try in good faith to settle the dispute by mediation within thirty (30) business days administered under the Texas Mediation Rules, with a mediator mutually agreed upon by the Parties. If the Parties are unable to resolve such dispute through mediation, they may pursue any and all legal remedies in any court of competent jurisdiction.

10.2	Injunctive Relief

Notwithstanding any other provision of this Agreement, a Party may seek injunctive relief (whether as a temporary restraining order, preliminary injunction or otherwise) or specific performance pending a decision of the arbitrator and this Article 10 will not apply to any such action or proceeding.

Article 11
MISCELLANEOUS

11.1	Communications

Any notice, consent or other communication required or permitted under this Agreement shall be written in English and shall be deemed given when: (i) delivered personally; (ii) sent by confirmed facsimile transmission; (iii) sent by commercial courier with written verification of receipt returned to the sender; or (iv) sent by e-mail. Notice, consent, or other communications (but not service of process) may also be given by e-mail rejection or other refusal to accept or the inability to deliver because of changed address or facsimile number of which no notice was given shall be deemed to constitute receipt of the notice, consent, or communication sent. All notices should be sent to:

If to the Buyer:

Olenox Industries Inc.

Attn: Mike McLaren

1207, Building C N FM 3083 Rd E

Conroe, TX 77304

If to the Sellers:

Dr. Ford Burles, PhD

Dr. Michael McLaren-Gradinaru

       –

11.2	Governing Law

This Agreement shall be governed in all respect by the laws of the State of Texas, which shall be applied without reference to any conflict-of-laws rule under which different law might otherwise be applicable. Venue for any lawsuits brought by the parties to this Agreement against each other regarding or as a result of this Agreement shall be proper only in an appropriate court in Texas. The Parties hereby submit to the exclusive jurisdiction of said courts and consents to service of process by confirmed facsimile transmission or commercial courier (with written verification of receipt returned to the sender).

11.3	Expenses

Each Party shall bear its own costs and expenses for the preparation and execution of this Agreement.

11.4	Binding Effect

This Agreement shall be binding upon and insure to the benefit of the parties and their respective legal representatives, successors and permitted assigns.

11.5	Headings

Section and subsection headings are inserted for convenience of reference only and do not form a part of this Agreement.

11.6	No Agency or Partnership

Nothing contained in this Agreement shall give either party the right to bind the other or be deemed to constitute either party as agent for or partner of the other or any third party.

11.7	Relationship of the Parties

Neither Party is an employee, agent, Affiliate, partner, or joint venture with or of the other Party. Neither Party shall have any right to enter into any contracts or commitments in the name of, or on behalf of the other or to bind the other in any respect whatsoever, except insofar as is allowed by this Agreement.

11.8	Interpretation

Each party hereto acknowledges and agrees that: a) it and/or its counsel reviewed and negotiated the terms and provisions of this Agreement and has contributed to its revision; b) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement; and c) the terms and provisions of this Agreement shall be construed fairly as to both parties hereto and not in favor of or against either party, regardless of which party was generally responsible for the preparation of this Agreement.

11.9	Severability

If any provision of this Agreement is or becomes invalid or is ruled invalid by any court of competent jurisdiction or is deemed unenforceable, it is the intention of the parties that the remainder of this Agreement shall not be affected.

11.10	Modifications

Any modifications revisions, or amendments to this Agreement must be set forth in a writing signed by authorized representatives of both parties.

11.11	No Waiver

The Parties acknowledges and agree that any failure on the part of any party to enforce at any time or for any period of time any of the provisions of this Agreement shall not be deemed or construed to be a waiver of such provisions or of the right of any party thereafter to enforce each and every provision of this Agreement.

11.12	Further Assurances; Cooperation

The Parties agree to execute and deliver further agreements, instruments and other documents as the other Party may reasonably deem necessary to effectuate the purposes and provisions of this Agreement. The Parties agree further to cooperate with each other in any manner reasonably requested by the other Party to effectuate the purposes and provisions of this Agreement.

11.13	Counterparts

This Agreement made be executed in counterparts, each of which shall be deemed an original.

11.14	Survival

Subject to the provisions in Section 8.1, the provisions of this Agreement that, by express terms of this Agreement, will not be fully performed during the term of this Agreement, shall survive the termination of this Agreement to the extent applicable.

11.15	Entire Agreement

This Agreement is the sole Agreement with respect to the subject matter hereof and, except as expressly set forth herein, supersedes all other agreements and understandings between the parties with respect to the same. The Recitals and Schedules form part of the binding obligations contained in this Agreement.

* * *

[signatures on following pages]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the Effective Date.

BUYER

Olenox Industries Inc.,
a Delaware corporation

By:	/s/ Erik Blum
Name:	Erik Blum
Title:	President
Date:	7/3/2026

SELLERS

/s/ Dr. Ford Burles
Dr. Ford Burles, PhD

/s/ Dr. Michael McLaren-Gradinaru
Dr. Michael McLaren-Gradinaru, PhD

COMPANY

Psylinks Neurotech Corp.,
an Alberta corporation

By:	/s/ Dr. Ford Burles
Name:	Dr. Ford Burles, PhD
Title:	Director
Date:	7/3/2026